O'Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O'Neill* Christian I. Cu*	Telephone: 360-332-3300
Facsimile: 360-332-2291
E-mail: son@stockslaw.com

File #4277
November 3, 2004
VIA EDGAR & FEDEX
THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0304
Washington, D.C. 20549

Attention: Sonia Barros, Esq., Division of Corporation Finance

Dear Sirs:

RE:	DIGITAL ECOSYSTEMS CORP. (the "Company")
	-	Registration Statement on Form SB-2
	-	Filed September 16, 2004
	-	File Number 333-119073

We write on behalf of Digital Ecosystems Corp. in response to your comment letter dated October 12, 2004 regarding the above-referenced SB-2 filing (the "Comment Letter"). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the "SEC") via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes made from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

GENERAL

1.
PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES AND NOT COMPLETE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, PLEASE MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

In response to this comment, the Company believes it has now revised all portions of the Amended SB-2 to which the SEC's comments are applicable.

VANCOUVER OFFICE:	O'Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Sonia Barros, Esq.	2

RISK FACTORS, PAGES 6-9

2.
PLEASE REVISE EACH SUBHEADING TO ENSURE IT REFLECTS THE RISK THAT YOU DISCUSS IN THE TEXT . MANY OF YOUR SUBHEADINGS CURRENTLY EITHER MERELY STATE A FACT ABOUT YOUR BUSINESS , SUCH AS "WE HAVE NO REVENUES " OR DESCRIBE AN EVENT THAT MAY OCCUR IN THE FUTURE, SUCH AS "WE MAY REQUIRE ADDITIONAL FINANCING." SUCCINCTLY STATE IN YOUR SUBHEADINGS THE RISKS THAT RESULT FROM THE FACTS OR UNCERTAINTIES.

In response to this comment, the Company has revised the Amended SB-2 as requested.

"WE HAVE YET TO ATTAIN PROFITABLE OPERATIONS " PAGE 6

3.	PLEASE REVISE TO DISCUSS THE CONSEQUENCES OF YOUR GOING CONCERN QUALIFICATION IN TERMS OF YOUR ABILITY TO RAISE CAPITAL.

In response to this comment, the Company has revised the Amended SB-2 as requested.

4.	PLEASE REVISE TO DISCLOSE YOUR CAPITAL AND CASH NEEDS.

In response to this comment, the Company has revised the Amended SB-2 as requested.

"OUR SHORT OPERATING HISTORY MAKES OUR BUSINESS DIFFICULT TO EVALUATE" PAGE 6

5.	PLEASE REVISE TO BRIEFLY DESCRIBE THE "SIGNIFICANT ADDITIONAL DEVELOPMENT AND MARKETING " YOUR BUSINESS WILL REQUIRE.

In response to this comment, the Company has revised the above noted risk factor in the Amended SB-2 to disclose the additional marketing and development the Company's business will require.

6.	PLEASE REVISE TO BRIEFLY DESCRIBE THE "RISKS, EXPENSES AND DIFFICULTIES FREQUENTLY ENCOUNTERED BY COMPANIES IN THEIR EARLY STAGE OF DEVELOPMENT."

In response to this comment, the Company has revised the Amended SB-2 as requested.

"OPERATING RESULTS ARE DIFFICULT TO PREDICT" PAGE 6-7

7.
PLEASE ADD A SEPARATE RISK FACTOR THAT DISCUSSES THE RISKS YOU FACE AS A RESULT OF YOUR COMPETITION. PLEASE NAME ANY KEY COMPETITIONS AND BRIEFLY DESCRIBE YOUR BUSINESS IN COMPARISON AND THE ADVANTAGES AND DISADVANTAGES YOU FACE.

In response to this comment, the Company has revised the Amended SB-2 as requested.

"WE MAY REQUIRE ADDITIONAL FINANCING" PAGE 7

8.
WE NOTE YOUR STATEMENTS IN THIS RISK FACTOR THAT YOU "MAY REQUIRE ADDITIONAL FINANCING IN ORDER TO COMPLETE [YOUR] PLAN OF OPERATIONS " AND THAT YOU "MAY NOT BE ABLE TO CONTINUE OPERATIONS IF ADDITIONAL FINANCING IS NOT OBTAINED ." IN THE FIRST RISK FACTOR ON PAGE 6,

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Sonia Barros, Esq.	3

HOWEVER, YOU STATE THAT YOUR "FUTURE IS DEPENDENT UPON [YOUR] ABILITY TO OBTAIN FINANCING." LATE IN THE PROSPECTUS ON PAGE 28 YOU STATE THAT YOU WILL NEED ADDITIONAL FINANCING TO IMPLEMENT AN ADVERTISING CAMPAIGN. PLEASE REVISE YOUR DISCLOSURE SO THAT THESE STATEMENTS REGARDING YOUR FINANCING NEEDS ARE CONSISTENT.

In response to this comment, the Company has revised the Amended SB-2 as requested.

9	PLEASE INCORPORATE INTO THIS DISCUSSION THAT YOU HAVE PLANNED EXPENDITURES OF $50,000 FOR THE NEXT TWELVE MONTHS AND BRIEFLY DESCRIBE WHAT THESE EXPENDITURE WILL COVER.

In response to this comment, the Company has revised the Amended SB-2 as requested.

"RECOGNITION OF THE WEBSITE IS ESSENTIAL TO GROWTH OF THE WATER BUSINESS" PAGE 7

10.	PLEASE REVISE TO BRIEFLY DESCRIBE YOUR CONTEMPLATED MARKETING AND PROMOTION EFFORTS.

In response to this comment, the Company has revised the Amended SB-2 as requested.

"WE WILL DEPEND ON THIRD PARTIES FOR THE OPERATION OF OUR BUSINESS" PAGE 7

11.
PLEASE NAME THE INTERNET SERVICE PROVIDER WHO YOU REFER TO IN THIS RISK FACTOR AND IN THE BUSINESS SECTION ON PAGE 21. IF YOU HAVE AN AGREEMENT WITH THE INTERNET SERVICE PROVIDER, PLEASE DESCRIBE THE MATERIAL TERMS OF THE AGREEMENT IN YOUR BUSINESS SECTION AND FILE THE AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

In response to this comment, the Company has revised the disclosure in SB-2 to disclose the name of its internet service provider. The Company has no written agreements with its internet service provider.

12.
TO THE EXTENT THAT YOU ARE SUBSTANTIALLY DEPENDENT ON THE OTHER THIRD PARTIES YOU REFER TO IN THIS RISK FACTOR, PLEASE DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENTS WITH THEM IN YOUR BUSINESS SECTION AND FILE YOUR CONTRACTS WITH THEM AS EXHIBITS TO THE REGISTRATION STATEMENT. IF YOU ARE NOT SUBSTANTIALLY DEPENDENT ON ANY OF THESE PARTIES, DISCLOSE IN THIS RISK FACTOR THE APPROXIMATE NUMBER OF PARTIES PERFORMING THESE SERVICES AND DISCUSS THE OBSTACLES YOU WOULD ENCOUNTER IF YOU WERE REQUIRED TO REPLACE ANY PARTY.

In response to this comment, the Company has revised the Amended SB-2 as requested.

13.	PLEASE DISCUSS THE EXTENT TO WHICH THE THIRD PARTIES UPON WHOM YOU RELY HAVE FAILED IN THE PAST TO PERFORM AS YOU EXPECTED THEM TO.

In response to this comment, no third parties that the Company has relied on have failed to perform as expected.

"WE DEPEND ON OUR KEY EMPLOYEES" PAGE 7

14.

WE NOTE YOUR DISCLOSURE ON PAGE 15 THAT YOU CURRENTLY HAVE NO SIGNIFICANT EMPLOYEES OTHER THAN YOUR TWO OFFICERS, WHO ARE ALSO YOUR TWO DIRECTORS, AND THAT YOU CONDUCT YOUR BUSINESS THROUGH CONSULTANTS AND OTHER THIRD PARTIES. PLEASE REVISE THE REFERENCE TO KEY

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Sonia Barros, Esq.	4

EMPLOYEES IN THIS SUBHEADING AS APPROPRIATE. IF YOUR KEY EMPLOYEES ARE YOUR TWO OFFICERS, PLEASE STATE SO. IF YOUR KEY EMPLOYEES ARE YOUR CONSULTANTS, PLEASE STATE SO.

In response to this comment, the Company has revised the Amended SB-2 as requested.

15.	PLEASE NAME WHO YOUR REFER TO AS YOUR "KEY EMPLOYEES" AND THEIR POSITIONS WITH THE COMPANY.

In response to this comment, the Company has revised the Amended SB-2 as requested.

16.
TO THE EXTENT THAT YOU HAVE EXPERIENCED PROBLEMS ATTRACTING AND RETAINING ANY "KEY EMPLOYEE" IN THE RECENT PAST, PLEASE REVISE TO DESCRIBE THESE PROBLEMS. ADDITIONALLY, IF ANY "KEY EMPLOYEE' HAS PLANS TO RETIRE OR LEAVE YOUR COMPANY OR TERMINATE ITS AGREEMENT WITH THE COMPANY IN THE NEAR FUTURE, PLEASE REVISE THE DISCUSSION TO DISCLOSE THIS INFORMATION.

In response to this comment, none of the Company's key personnel have any plans to retire or leave the Company, and the Company has not experienced difficulties in attracting and retaining key personnel.

17.	PLEASE STATE WHETHER YOU MAINTAIN EMPLOYMENT CONTRACTS WITH "KEY EMPLOYEES" OR OTHER KEY THIRD PARTIES AND DISCLOSE THE TERMS AND TERMINATION PROVISION OF THE SAME IF APPLICABLE.

In response to this comment, the Company has revised the Amended SB-2 as requested.

18.
PLEASE REVISE TO DISCLOSE THE NUMBER AND TYPE (I.E. MARKETING, WEBSITE DEVELOPMENT, OTHER TECHNICAL STAFF) OF PERSONNEL YOU EXPECT TO HIRE AND TO THE EXTENT PRACTICABLE, PLEASE QUANTIFY ANY EXPECTED EXPENDITURES IN HIRING SUCH PERSONNEL.

In response to this comment, the Company has no immediate plans to hire marketing, website development or other technical employees, and has revised the disclosure in the Amended SB-2 to clarify that the Company conducts its business through agreements with consultants and arms-length third parties, and that it does not intend to hire any employees over the next 12 months.

"WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY" PAGE 8

19.
WE NOTE YOUR STATEMENT THAT YOUR INTELLECTUAL PROPERTY "MAY" INCLUDE THE CATEGORIES YOUR HAVE LISTED. PLEASE DELETE THIS REFERENCE TO INTELLECTUAL PROPERTY YOU MAY OWN AND REVISE YOUR DISCLOSURE TO LIMIT IT TO ONLY THOSE FORMS OF INTELLECTUAL PROPERTY YOU CURRENTLY OWN. IT SHOULD BE CLEAR FROM YOUR DISCLOSURE WHAT INTELLECTUAL PROPERTY YOU POSSESS.

In response to this comment, the Company has revised the Amended SB-2 as requested.

20.	PLEASE REVISE TO DISCLOSE YOUR TRADE NAMES AND DOMAIN NAMES IN THIS RISK FACTOR AND IN THE BUSINESS SECTION.

In response to this comment, the Company has revised the Amended SB-2 as requested.

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Sonia Barros, Esq.	5

21.
PLEASE TELL US YOUR BASIS FOR YOUR STATEMENTS THAT YOU MAY RECEIVE NOTICES FROM THIRD PARTIES CLAIMING INFRINGEMENT BY YOUR SOFTWARE, BY THE USE OF THE NAME www.digitalecosystems.com OR OTHER ASPECTS OF YOUR BUSINESS. WE MAY HAVE FURTHER COMMENTS.

In response to this comment, the Company has removed the reference to future notices from third parties claiming infringement of the Company's software.

"USER ACCEPTANCE OF WEB FORMAT IS UNKNOWN" PAGE 8

22.	PLEASE REVISE TO DESCRIBE WHY YOU BELIEVE USERS MAY NOT ACCEPT THE FORMAT OF YOUR WEBSITE.

In response to this comment, the Company has removed this risk factor from the Amended SB-2.

"BECAUSE OUR STOCK IS A PENNY STOCK, STOCKHOLDERS WILL BE MORE LIMITED IN THEIR ABILITY TO SELL THEIR STOCK" PAGE 9

23.	PLEASE BRIEFLY DESCRIBE WHY PENNY STOCKS ARE MORE DIFFICULT FOR BROKER-DEALERS TO SELL.

In response to this comment, the Company has revised the Amended SB-2 as requested.

24.	PLEASE EXPAND TO DISCUSS THE SPECIFIC LEGAL REMEDIES AVAILABLE TO INVESTORS OF PENNY STOCKS.

In response to this comment, the Company has revised the Amended SB-2 as requested.

FORWARD LOOKING STATEMENTS, PAGE 9

25.
SECTION 27A OF THE SECURITIES ACT SPECIFICALLY EXCLUDES FROM PROTECTION STATEMENTS YOU MAKE IN CONNECTION WITH INITIAL PUBLIC OFFERINGS. IF YOU WISH TO INCLUDE FORWARD-LOOKING STATEMENT DISCLAIMERS YOU SHOULD INCLUDE A STATEMENT THAT THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SECTION 27A OF THE SECURITIES ACT DO NOT PROTECT ANY STATEMENTS YOU MAKE IN CONNECTION WITH THIS OFFERING.

In response to this comment, the Company has removed the forward-looking disclaimer from the Amended SB-2.

DETERMINATION OF OFFERING PRICE, PAGE 9-10

26.
IN VIEW OF THE FACT THAT THERE IS NO CURRENT MARKET FOR YOUR COMMON STOCK, PLEASE REVISE YOUR DISCLOSURE HERE IN THE PROSPECTUS TO DISCLOSE THE SALES PRICES OF THE THREE PRIVATE PLACEMENTS RELATED TO THIS SECONDARY OFFERING.

In response to this comment, the Company has revised the Amended SB-2 as requested.

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Sonia Barros, Esq.	6

27.	IT APPEARS THAT YOUR LAST PRIVATE OFFERING WAS FOR 1,000,000 SHARES AT A PRICE OF $0.037 PER SHARE AS DISCLOSED IN I TEM 26. P LEASE CLARIFY IF THIS IS THE OFFERING YOU REFER TO IN THIS SECTION.

In response to this comment, the Company has revised the Amended SB-2 as requested.

28.	PLEASE REVISE TO DISCLOSE THE DATE OF THE LAST PRIVATE OFFERING YOU REFER TO IN THIS SECTION AND THE BASIS FOR THE DETERMINATION OF THE PRICE IN THAT OFFERING.

In response to this comment, the Company has revised the Amended SB-2 as requested.

SELLING STOCKHOLDERS, PAGE 10-12

29.	PLEASE TELL US WHETHER ANY SELLING STOCKHOLDER IS A BROKER-DEALER OR AN AFFILIATE OF A BROKER-DEALER. WE MAY HAVE FURTHER COMMENTS.

In response to this comment, none of the selling stockholders are broker-dealers or an affiliate of a broker-dealer. Please note that the Company has reduced the number of shares being registered in the Amended SB-2 by the selling shareholders to 1,580,000. This is because 1,040,000 of the shares that were previously being registered are now available for resale under Rule 144(k) and therefore there is no need to register them.

PLAN OF DISTRIBUTION, PAGES 12-13

30.
WE NOTE YOUR STATEMENT ON PAGE 13 THAT "THE SELLING STOCKHOLDERS AND ANY BROKER-DEALERS WHO EXECUTE SALES FOR THE SELLING STOCKHOLDERS MAY BE DEEMED TO BE AN ‘UNDERWRITER' WITHIN THE MEANING OF THE SECURITIES ACT IN CONNECTION WITH SUCH SALES." PLEASE NOTE THAT ANY SUCH SELLING STOCKHOLDERS OR BROKER-DEALERS WILL BE DEEMED UNDERWRITERS IN CONNECTION WITH SUCH SALES. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

In response to this comment, the Company has revised the Amended SB-2 as requested.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSON, PAGES 14-15

31.
WE NOTE YOUR STATEMENT ON PAGE 14 THAT "FROM AUGUST 1997 TO PRESENT, MS. TUSS WAS AN INDEPENDENT MARKETING EXECUTIVE WITH INC 500 CORPORATION – MELALEUCA INC…." AND "ALSO, FROM 2000 TO PRESENT, MS. TUSS HAS ACTED AS AN ADVISOR TO LFI LTD…." PLEASE CLARIFY IF MS. TUSS IS STILL SERVING IN THESE ROLES. IN ADDITION, IF SHE IS, PLEASE REVISE THE RISK FACTOR REGARDING YOUR KEY EMPLOYEES OR ADD A SEPARATE RISK FACTOR THAT ADDRESS THAT SHE IS CURRENTLY SERVING THESE ROLES AND MAY HAVE LIMITED TIME TO DEVOTE TO DEVELOPMENT OF THE COMPANY.

In response to this comment, the Company has revised the Amended SB-2 as requested.

32.
WE NOTE YOUR STATEMENT ON PAGE 14 THAT "FROM SEPTEMBER 2001 TO PRESENT, MR. LAST HAS BEEN INVOLVED IN COORDINATING BRIDGE FINANCING, CORPORATE DEVELOPMENT AND STOCKHOLDER COMMUNICATIONS FOR INTERNET STUDIOS-VENTURE CAPITAL" AND ALSO SINCE 1991, MR. LAST HAS SERVED AS PRESIDENT OF LAST MOTORCAR COMPANY." PLEASE CLARIFY IF MR. LAST IS STILL SERVING IN

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Sonia Barros, Esq.	7

THESE ROLES. IN ADDITION, IF HE IS, PLEASE REVISE THE RISK FACTOR REGARDING YOUR KEY EMPLOYEES OR ADD A SEPARATE RISK FACTOR THAT ADDRESSES THAT HE IS CURRENTLY SERVING THESE ROLES AND MAY HAVE LIMITED TIME TO DEVOTE TO DEVELOPMENT OF THE COMPANY.

In response to this comment, the Company has revised the Amended SB-2 as requested.

33.
WE NOTE THAT YOU PRESENTLY DO NOT PAY YOUR DIRECTORS OR OFFICERS ANY SALARY OR CONSULTING FEE. P LEASE TELL US WHAT CONSIDERATION, IF ANY, WAS GIVEN TO RECOGNIZING COMPENSATION EXPENSE FOR THE SERVICES PROVIDED BY THESE INDIVIDUALS. PLEASE CITE ANY APPLICABLE AUTHORITATIVE LITERATURE INCLUDING THE ANALOGOUS GUIDANCE PROVIDED BY T OPIC 1(B) OF THE S TAFF A CCOUNTING BULLETINS.

In response to this comment, the Company advises that minimal services have been provided by the directors to the Company to March 31, 2004 and accordingly no remuneration for services provided by the directors during this period was paid and no compensation expense was recognized.

REPORTS TO SECURITY HOLDERS, PAGE 18

34.
PLEASE NOTE THAT EVEN IF YOU DO NOT REGISTER AS A REPORTING COMPANY UNDER THE EXCHANGE A CT, YOU WILL BE REQUIRED TO PROVIDE PERIODIC REPORTS UNDER THE EXCHANGE ACT PURSUANT TO S ECTION 15(D) OF THE EXCHANGE ACT UPON THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT . PLEASE ACKNOWLEDGE YOUR UNDERSTANDING OF THIS REQUIREMENT AND REVISE YOUR DISCLOSURE THROUGHOUT THE PROSPECTUS ACCORDINGLY.

In response to this comment, the Company understands this requirement and has revised the Amended SB-2 to reflect this.

DESCRIPTION OF BUSINESS, PAGES 19-26

GENERAL

35.
WE NOTE YOUR STATEMENTS ON PAGE 19 REGARDING YOUR TYPICAL SELLER AND TYPICAL BUYER. YOU STATE THAT YOUR "TYPICAL SELLER . . . WILL INCLUDE BOTH MAJOR AND MINOR MAJOR BOTTLED WATER PROVIDERS, DATA SERVICE PROVIDERS, COMPETITIVE ACCESS PROVIDERS, RESELLERS, AGENTS, AND CONSULTANTS," YOUR "TYPICAL . . . WILL BE ANY COMPANY INDIVIDUAL THAT NEEDS ANYWHERE FROM ONE CASE AND UP OF BOTTLE WATER DELIVERY PER MONTH" AND YOUR "TYPICAL BUYER . . . WILL BE BOTH EVENT DRIVEN . . . AND OF A CONSTANT SOURCE OF MARKETING " SINCE YOU CURRENTLY HAVE NO SELLERS OR BUYERS, PLEASE REVISE THESE STATEMENTS TO STATEMENT THAT YOU EXPECT YOUR TYPICAL SELLER AND TYPICAL BUYER TO INCLUDE THE PERSONS LISTED. PLEASE REVIEW YOUR PROSPECTUS FOR ANY SIMILAR STATEMENTS AND REVISE ACCORDINGLY. FOR EXAMPLE, SEE THE FOLLOWING STATEMENTS:

•	"CANDIDATES FOR SUPPLY OR REPRESENTATION AGREEMENTS WILL BE BOTTLED WATER COMPANIES. ALLIANCES WILL BE FORMED WITH LOCAL COMPANIES IN THE BOTTLE INDUSTRY IN EACH AREA." (PAGE 21)
•	"PARTNERSHIPS, RESELLING, AND AFFILIATE PROGRAMS WILL BE ENACTED." (PAGE 22)

In response to this comment, the Company has revised the Amended SB-2 as requested.

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Sonia Barros, Esq.	8

OPERATIONS, PAGE 21

36.	PLEASE NAME THE SOFTWARE THAT YOU HAVE LICENSED.

In response to this comment, the Company has not licensed any software. The Company utilizes commercially available licensed technology for its operations and has revised the disclosure in the Amended SB-2 to reflect this.

GOVERNMENT REGULATION, PAGE 24

37.
WE NOTE YOUR STATEMENT ON PAGE 24 THAT YOUR BUSINESS "MAY BE THE SUBJECT OF GOVERNMENT REGULATION IN THE FUTURE OR THAT GOVERNMENTS WILL INTERPRET THEIR LAWS AS HAVING JURISDICTION OVER US AND OUR BUSINESS." PLEASE REVISE TO DISCLOSE WHAT TYPE OF GOVERNMENT REGULATIONS YOU ARE REFERRING TO.

In response to this comment, the Company has removed the reference to future government regulation in the Amended SB-2.

EMPLOYEES, PAGE 26

38.
TO THE EXTENT MATERIAL, PLEASE DESCRIBE THE MATERIAL TERMS OF THE AGREEMENTS WITH YOUR CONSULTANTS AND THIRD PARTIES AND FILE AGREEMENTS AS EXHIBITS TO THE REGISTRATION STATEMENT. IN THE ALTERNATIVE, PROVIDE US YOUR ANALYSIS AS TO WHY THESE AGREEMENTS ARE NOT MATERIAL TO YOUR BUSINESS.

In response to this comment, the Company has no formal or written agreements with its consultants.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 27-28

39.
WE NOTE THAT MOST OF THE EXPENDITURES TO DATE RELATE TO THE DESIGN OF A WEBSITE. IT DOES NOT APPEAR THAT THE COMPANY INCLUDED IN ITS ACCOUNTING POLICY NOTE A DISCUSSION OF THE ACCOUNTING TREATMENT APPLIED TO THESE COSTS. PLEASE REVISE THE NOTES TO INCLUDE A DISCUSSION OF THE TREATMENT OF WEBSITE DEVELOPMENT COSTS. REFER TO EITF 00-2.

In response to this comment, the Company's auditor has expanded the "Significant Accounting Policies" in the audited financial statements to include a discussion of the treatment of website development costs.

40.
WE NOTE YOUR TABLE ON PAGE 22 INDICATES THAT YOU EXPECT TO ADD PERSONNEL IN THE NEXT 6-8 MONTHS. PLEASE ADVISE US HOW YOU BELIEVE THAT $2,000 WILL BE ADEQUATE TO FUND THE COST OF ADDITIONAL PERSONNEL. IN ADDITION, PLEASE DISCLOSE HERE IN THE PLAN OF OPERATIONS SECTION UNDER THE MD&A ANY EXPECTED SIGNIFICANT CHANGES IN YOUR NUMBER OF EMPLOYEES AS REQUIRED BY ITEM 303(A)(1)(IV) OF REGULATION S-B.

In response to this comment, the Company has no immediate plans to hire marketing, website development or other technical employees. The Company expects to expend approximately $2,000 on

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Sonia Barros, Esq.	9

recruiting seasoned personnel for its advisory board over the next 12 months. The Company believes this amount is adequate for the purpose of recruiting personnel.

41.
WE NOTE YOUR STATEMENTS ON PAGE 4, 20 AND 27 THAT YOU DO NOT ANTICIPATE EARNING REVENUES UNTIL YOU COMPLETE THE MARKETING, PROMOTION AND DEVELOPMENT OF YOUR WEBSITE. WE ALSO NOTE YOUR STATEMENTS ON PAGES 20, 22 AND 28 THAT THE COMPLETION OF YOUR WEBSITE DEVELOPMENT WILL COST YOU APPROXIMATELY $10,000. IT APPEARS THAT THE $10,000 WILL COVER ONLY THE DEVELOPMENT OF YOUR WEBSITE AND NOT THE MARKETING AND PROMOTION. PLEASE DISCLOSE THE ADDITIONAL COST YOU EXPECT TO INCUR TO COMPLETE THE MARKETING AND PROMOTION OF YOUR WEBSITE AND HOW LONG YOU EXPECT IT WILL TAKE. PLEASE ALSO DISCLOSE THIS INFORMATION IN THE RISK FACTOR "RECOGNITION OF THE WEBSITE IS ESSENTIAL TO GROWTH OF THE WATER BUSINESS" ON PAGE 7.

In response to this comment, the Company has revised the Amended SB-2 as requested.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 28

42.
TO THE EXTENT PRACTICABLE, PLEASE QUANTIFY YOUR LONG-TERM CAPITAL NEEDS, BEYOND 12 MONTHS . AT A MINIMUM, TO THE EXTENT PRACTICABLE , PLEASE QUANTIFY THE ADDITIONAL FINANCING YOU WILL NEED TO IMPLEMENT AN ADVERTISING CAMPAIGN FOLLOWING YOUR PUBLIC LISTING.

In response to this comment, the Company has revised the Amended SB-2 as requested.

43.	PLEASE EXPLAIN WHAT YOU MEAN BY ‘"PUBLIC LISTING." PLEASE NOTE THAT IT IS NOT ACCEPTABLE TO MAKE STATEMENTS THAT YOU WILL BE LISTED OR TRADED AS YOU YET HAVE TO APPLY FOR TRADING ON THE OTCBB.

In response to this comment, the Company has removed the reference to "public listing" in the Amended SB-2.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 29

44.	PLEASE REVISE TO DISCLOSE WHEN YOU ISSUED THE 6,500,000 SHARES TO MS. TUSS AND FOR WHAT CONSIDERATION.

In response to this comment, the Company has revised the Amended SB-2 as requested.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGES 29-30

RULE 144 SHARES, PAGE 30

45.
PLEASE EXPLAIN TO US YOUR BASIS FOR YOUR CONCLUSION THAT 7,540,000 SHARES OF YOUR COMMON STOCK ARE CURRENTLY AVAILABLE FOR RESALE UNDER RULE 144. WE NOTE THAT PARAGRAPH (C) OF RULE 144 REQUIRES THE COMPANY TO HAVE CURRENT PUBLIC INFORMATION, I.E. REPORTS REQUIRED UNDER THE 1934 ACT.

In response to this comment, the Company has revised the Amended SB-2 as requested.

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Sonia Barros, Esq.	10

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-3

46.	PLEASE REVISE THE AUDITORS' REPORT TO INCLUDE THE CUMULATIVE TO DATE PERIOD INFORMATION PRESENTED WITH THE STATEMENTS OF OPERATIONS AND THE STATEMENTS OF CASH FLOWS.

In response to this comment, the Company's auditor has revised the audit report as requested.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-9

47.
WE NOTE IN OTHER PORTIONS OF THE DOCUMENT WHERE THE COMPANY DESCRIBES ITS EXPECTED REVENUE STREAMS THAT MANAGEMENT ANTICIPATES A DIVERSE SET OF REVENUES. PLEASE REVISE THIS MORE GENERIC REVENUE RECOGNITION POLICY INCLUDED HERE TO ADDRESS EACH OF THE EXPECTED REVENUE STREAMS AS DESCRIBED ON PAGES 19 AND 20.

In response to this comment, the Company's auditor has revised the revenue recognition policy as requested.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

48.	PLEASE REVISE TO IDENTIFY THE "PERSONS OR CLASS OF PERSONS" TO WHOM YOU SOLD THE SECURITIES AS REQUIRED BY ITEM 701(B) OR REGULATION S-B.

In response to this comment, the Company has revised the Amended SB-2 as requested.

49.	PLEASE PROVIDE US ADDITIONAL INFORMATION REGARDING YOUR ANALYSIS THAT THE SHARES ISSUED TO MS. T USS WERE ISSUED PURSUANT TO A VALID 4(2) EXEMPTION. W E MAY HAVE FURTHER COMMENTS.

The Company issued the 6,500,000 restricted shares (the "Shares") of its common stock under Section 4(2) of the Securities Act of 1933 to Ms. Tuss on August 1, 2002 based on the following factors:

  Ms. Tuss by way of her position as a director, president and founder of the Company was in a position of access to relevant and material information regarding its operations.
  Ms. Tuss had, by way of her business experience, sufficient knowledge and experience in finance, securities, investments, including investment in non-listed and non registered securities, and other business matters so as to be able to protect her interests in connection with this transaction.
  The offering was not advertised.
  Ms. Tuss acknowledged to the Company that she was acquiring the Shares as principal, for her own account not as a nominee or agent, and not with a view toward the resale or distribution of any part thereof.

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Sonia Barros, Esq.	11

EXHIBIT 5.1 LEGAL OPINION

50.
PLEASE REVISE TO ELIMINATE THE STATEMENT IN THE LAST PARAGRAPH OF THE OPINION THAT IT IS RENDERED SOLELY FOR THE BENEFIT OF THE COMPANY. THIS LANGUAGE MAY GIVE INVESTORS THE IMPRESSION THAT THEY CANNOT RELY ON THE OPINION. ALTERNATIVELY, PLEASE DISCLOSE THE BASIS FOR YOUR BELIEF THAT SHAREHOLDERS CANNOT RELY UPON THE OPINION TO SUPPORT ANY CLAIMS ARISING UNDER APPLICABLE STATE LAW.

In response to this comment, the opinion has been amended to exclude the reference to the opinion being rendered solely for the benefit of the Company.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

STEPHEN F.X. O'NEILL

SON/clk

Enclosures

cc:	Digital Ecosystems Corp.
Attn: Ms. Valentina Tuss, President